Exhibit 99.2

ND
Nanes Delorme
Partner I
March 11, 2008

The Board of Directors
VAALCO Energy, Inc.
4600 Post Oak Place, Suite 309
Houston, Texas 77027

Attn:  Robert L. Gerry III
          Chairman of the Board and Chief Executive Officer

Gentlemen,

Nanes Delorme Partners I LP, with associated entities (“we”), currently beneficially own 4,700,000 of the outstanding shares of VAALCO Energy, Inc. (“VAALCO” or the “Company”) representing approximately 8.0% of the Company.

As VAALCO’s largest shareholder, we have a substantial interest in seeing that the management and the directors of the board (the “Board”) of the Company are strongly committed to maximizing value for all shareholders, although we have grave concerns that recent actions demonstrate the contrary. By way of background, we have a history of successful achievements in oil and gas transactions and we have spent a considerable amount of time analyzing and evaluating the Company.

We are extremely frustrated by the major disconnect that exists between VAALCO’s depressed stock price and the underlying value of its assets. We estimate the total Net Asset Value (‘NAV”) of the Company at approximately $420 million, which translates into approximately $7.12 per share and as of March 6, 2008 the shares closed as low as $4.45.

During the past year, VAALCO’s stock has underperformed by all relevant measures. In 2007, the share price fell approximately 30%, while the Standard & Poor's Midcap Oil and Gas Exploration and Production Index (the “Index”) climbed nearly 45%. Unsurprisingly the underperformance has continued in 2008. The share price has declined approximately 4% through March 3, 2008, as compared to a 9% increase for the Index. During this period where most exploration and production companies (“E&P”) have benefited from the recent historical surge in oil prices, we find the Company’s steady stock price decline to be particularly alarming.  Despite this continued underperformance, management does not seem to be taking effective action. We believe that the recently announced too-modest share buyback program is inadequate to reverse this downward trend or to fully address true shareholder value creation.

We have lost our initial confidence that the management and directors of the Company have the ability to eliminate this significant valuation gap. As a result, we urge the Board to immediately take the following actions to maximize value for all shareholders:

•	Evaluate a range of strategic alternatives, including the possible sale of the entire company or the divestiture of its valuable West African portfolio;

•
Retain a top tier investment bank to initiate an open bid process to sell the Company to the highest bidder. Having spoken to numerous industry experts and potential acquirers, we are confident that an offer to sell the entire Company would attract several interested parties that would pay a substantial premium to the current share price. As noted and detailed in our enclosed preliminary valuation analysis (see enclosed Table 3 - VAALCO Preliminary Valuation Analysis), we would anticipate a sale of the entire company would fetch a minimum of $7.12 per share (representing approximately a 60% premium to the current share price);

•
Cease attempting to diversify away from the Company’s core geographical area in West Africa. The Company has been unwisely spending cash on acquiring and drilling minor North Sea interests that have been total exploration failures. The Company most recently announced its latest disappointing result in January 2008 when it drilled a dry hole on the 9/28b-19A exploration well for $12 million;

•
Take all the appropriate measures to reduce the Company’s administrative costs and close the Company’s office in Aberdeen (UK). We believe this office was inappropriately opened to further develop the Company’s presence in the North Sea, which should be reduced, and not expanded; and

•
Improve the Company’s corporate governance with the immediate redemption of the Shareholders Rights Plan (“the Poison Pill”) adopted in September 2007 along with the declassification of the staggered Board and a prompt review of the current skill set, composition and selection process of the Board.

We would also like to take this opportunity to draw your attention to the fact that the UK North Sea’s production and reserves have been rapidly declining in recent years. This petroleum basin that has been explored for decades is now widely known for not presenting nearly as much upside as West Africa does. The stock price of the only U.S. publicly listed E&P company focused on the North Sea in 2007 has fallen by 41% in that same year (Endeavour International Corp. – ticker: EAC). We feel this illustrates the market’s current lack of interest and enthusiasm for this mature petroleum region, and we do not understand why management has not done more to move away from this area. As VAALCO’s largest shareholder, we are also losing confidence in the technical and operational ability of the management, particularly in light of the recent increase in CAPEX that haven’t led to any important replacement of the reserves produced.

We also have reason to believe that VAALCO rebuffed private inquiries regarding a potential acquisition of the Company at a significant premium to its current share price on several occasions. In these instances the Board has not only failed to generate maximum value for shareholders, it has stood in the way of shareholders being able to realize this value through a sale and further perpetuated the cycle of value destruction at VAALCO.

We made our investment in VAALCO based on our belief that VAALCO is a company which has first class oil and gas properties, with a balanced portfolio of assets with substantial exploration upside in Angola and Gabon and which generates significant cash flow. However, despite these positive factors, the stock has continued to trade at a substantial discount to VAALCO’s E&P peers using virtually all relevant comparable valuation metrics. The Company recently has traded at a total enterprise value to 2007 estimated EBITDA of approximately 2.4x, compared to recent multiples of approximately 11.9x for its selected group of E&P peers. Moreover, while the Company trades at a recent price to earnings ratio of approximately 9.5x, its peers trade at significantly higher multiples of approximately 19.4x based on the Bear Stearns E&P Index (see enclosed Table 1 – Summary E&P Comparable Trading Multiples). We strongly believe that VAALCO’s stock price is significantly undervalued particularly when taking into account the value of similar M&A transactions in Africa where the Company’s core assets are located (see enclosed Table 2 - Similar Recent Transactions Multiples in Gabon). In spite of record oil prices and a portfolio of high quality oil and gas E&P properties, the Company’s stock price remains depressed and we believe is not appropriately valued by the public market.

We are beginning to doubt whether management’s and directors’ interests are aligned closely enough with those of other shareholders, and note that senior management and directors own in the aggregate less than 5% of the common stock outstanding, with most of this ownership consolidated in the hands of the Chairman. For the reasons laid out in this letter, we are committed to exchanging our views and to meeting with the Company's management and directors, and possibly other large shareholders as soon as possible, in an effort to urgently address the above problems plaguing the Company and negatively affecting its stock price, in an attempt to unlock value for all shareholders.

I would like to reiterate that we are committed shareholders whose priority is to work with the Company – not against it – in doing what is best for all shareholders.  As always, we stand ready to meet with the Board and its representatives at their earliest convenience and are willing to discuss our views. We must, of course, reserve all rights to take any and all action required to protect the interests of shareholders if our concerns continue to fall on deaf ears, including, but not limited to, seeking Board representation or bidding for the entire Company. We hope such action will be unnecessary. Lastly, we remind the Board that we will not hesitate to hold the Company’s directors accountable should the Company seek to utilize its balance sheet and cash flows to pursue any unwise transactions.

We look forward to a timely response to ensure appropriate actions in the best interest of all shareholders.

Sincerely,

Nanes Delorme Partners I LP

By: Nanes Balkany Partners LLC, General Partner

By:	/s/ Julien Balkany
	Name:	Julien Balkany
	Title:	Managing Member

Table 1 - Summary E&P comparable trading multiples (as of March 3, 2008)
Company	Ticker	EV/ EBITDA		Annual Return
Selected E&P Peer Group		2007E	2008E	Year to Date*	2007
Approach Resources	AREX	10.6x	6.5x	10.30%	7%
Cabot Oil & Gas	COG	11.5x	10.4x	25.10%	33%
Denbury Resources	DNR	13.3x	11.0x	7.50%	114%
Newfield Exploration	NFX	5.9x	6.2x	6.20%	15%
Petrohawk Energy	HK	7.1x	7.9x	5.00%	51%
Plains Exploration	PXP	15x	7.8x	2.00%	14%
Quicksilver Resources	KWK	20x	15.3x	19.20%	63%
Range Resources	RRC	14.5x	11.6x	22.30%	87%
Southwestern Energy	SD	19.1x	13.9x	21.70%	59%
Ultra Petroleum	UPL	26.2x	15.8x	10.30%	50%
W&T Offshore	WTI	4.1x	3.8x	18.30%	-2%
Brigham Exploration	BEXP	5.3x	5.7x	6.50%	3%
Carrizo Oil & Gas	CRZO	21.3x	12.5x	8.30%	89%
Delta Petroleum	DPTR	33.1x	16.2x	28.50%	-19%
Encore Acquistion Co.	EAC	7.0x	5.8x	8.80%	36%
Exco Resources	XCO	7.5x	6.0x	9.60%	-8%
Mariner Energy	ME	5.0x	3.0x	23.70%	17%
Penn Virginia	PVA	6.7x	3.2x	-3.70%	25%
PetroQuest Energy	PQ	5.3x	4.3x	13.70%	12%
Swift Energy	SFY	4.3x	3.5x	11.10%	-2%
Whiting Petroleum	WLL	7.2x	6.2x	5.70%	24%

Select E&P Peer Group		11.9x	8.4x	12%	32%
S&P MidCap Oil & Gas E&P Index		NA	NA	9%	44%
S&P SmallCap Oil & Gas E&P Index		NA	NA	11%	27%

	P / E		EV/ EBITDA		Annual Return
	2007E 2008E		2007E 2008E		Year to Date*	2007
Bear Stearns E&P Index	19.4x	18.9x	7.5x	6.4x	9%	35%

VAALCO Energy (EGY)	9.5x	8.5x	2.4x	2.2x	-4%	-30%
* until March 3, 2008
Source: Bloomberg, Bear Stearns & Co. Inc. and JPMorgan estimates
This sample of US publicly listed small and medium-size companies E&P companies has been provided only for general information purposes and does not represent an investment advice.

Table 2 - Similar Recent Transactions Multiples in Gabon
Date	Acquirer	Seller	Price ($MM)	Description of the Transaction	2P Reserves(1)	$ / 2P(1)
Aug-06	Addax	PanOcean	1,400	Addax acquired PanOcean Energy, a Canadian E&P company with all its assets located in Gabon. Its core holding was its 31% interest in the Etame Permit.	67MMBOE	$21
Nov-07	Oranje-Nassau	Devon Energy	206	Devon sold its 18.75% non-operated interest in the Kowe Block, offshore Gabon to Oranje-Nassau.	10MMBOE	$21
				This implies a value of $221MM for VAALCO's 28% interest in the Etame Permit	10.5MMBOE(2)	$21

(1) Net proved and probable reserves in million barrels of oil equivalent (2) According to slide 25 of the Company Corporate Presentation at Pritchard Energy Conference in January 2008

Source: Nanes Delorme Partners I LP and John S. Herold, Inc. estimates

Table 3 - VAALCO Preliminary Valuation Analysis
	Est. Value ($MM)	Est. Value / Share
Estimated NPV for the Etame Permit ( Producing Assets Gabon) (1)	220	$3.73
African Exploration Assets (2)	110	$1.86
North Sea Interest (3)	(15)	($0.25)
Other Assets (including Texas and Gulf of Mexico Properties)	5	$0.08
Net Debt	(5)	($0.08)
Cash in Bank (4)	105	$1.78
Implied Total NAV for VAALCO Energy, Inc.	420	$7.12

Current Share Price (5)		$4.45
Implied Total Premium to Current Share Price		60%

(1) Discounted net present value at 10% (post-tax) of proved and probable reserves for VAALCO in the Etame Permit, as of December 31, 2007 and using a long term oil price of $75 per barrel
(2) Exploration risked value for the Company’s 100% interest in the Mutumba field (Gabon) and for its 40% working interest in the offshore Block 5 (Angola)
(3) Future liability due to the payment of a significant portion of the well cost on Block 48/25c
(4) According to slide 25 of the Company Corporate Presentation at Pritchard Energy Conference in January 2008
(5) As of March 6, 2008
The estimates and information shown above represent the opinions of Nanes Delorme Partners I LP and should not be regarded by any recipient as providing the basis for any investment decision nor should it be interpreted as a fairness opinion.

NOTHING IN THIS LETTER CONSTITUTES TAX, LEGAL (INCLUDING WITHOUT LIMITATION INTELLECTUAL PROPERTY) OR INVESTMENT ADVICE.  THE COMPANY, ITS MANAGEMENT, AND ITS BOARD OF DIRECTORS SHOULD CONSULT ITS OWN ADVISERS FOR ADVICE CONCERNING THE VARIOUS CONSIDERATIONS RELATING TO THE MATTERS OUTLINED OR REFERRED TO IN THIS LETTER.  NONE OF NANES DELORME PARTNERS I LP, NANES BALKANY PARTNERS (ITS GENERAL PARTNER), AND ANY OTHER ENTITY OR PERSON IN THE NANES DELORME GROUP; NOR THEIR AFFILIATES; NOR ANY SHAREHOLDERS, PARTNERS, MEMBERS, MANAGERS, DIRECTORS, PRINCIPALS, PERSONNEL, TRUSTEES, OR AGENTS OF ANY OF THE FOREGOING IS RESPONSIBLE FOR GIVING, OR IS LIABLE FOR, ANY LEGAL, INVESTMENT, OR TAX ADVICE WITH RESPECT TO THE COMPANY NOR SHALL BE LIABLE FOR ANY ERRORS (AS A RESULT OF NEGLIGENCE OR OTHERWISE TO THE FULLEST EXTENT PERMITTED BY LAW IN THE ABSENCE OF FRAUD) IN THE INFORMATION, BELIEFS, AND/OR OPINIONS INCLUDED IN THIS LETTER, OR FOR THE CONSEQUENCES OF RELYING ON SUCH INFORMATION, BELIEFS, OR OPINIONS.  ANY INFORMATION, BELIEFS, AND/OR OPINIONS PROVIDED IN THIS LETTER CONSTITUTE THE UNDERSTANDING OF THE ENTITY PROVIDING SUCH INFORMATION, BELIEFS, AND/OR OPINIONS AS OF THE DATE OF THIS LETTER, ARE SUBJECT TO CHANGE WITHOUT NOTICE, AND MAY NOT REFLECT THE CRITERIA EMPLOYED BY THE ENTITIES IN THE NANES DELORME GROUP TO EVALUATE INVESTMENTS.  NO REPRESENTATION IS MADE THAT THE STATISTICS AND OTHER INFORMATION DESCRIBED IN THIS LETTER ARE COMPLETE OR ADEQUATE OR THAT THEY WOULD BE USEFUL IN SUCCESSFULLY EVALUATING THE COMPANY’S BUSINESS OR STRATEGIC DECISIONS.  CERTAIN INFORMATION AND OPINIONS INCLUDED IN THIS LETTER HAVE BEEN OBTAINED FROM THIRD-PARTY SOURCES BELIEVED TO BE APPROPRIATE FOR CONSIDERATION.  SOURCES FOR SUCH INFORMATION AND OPINIONS MAY HAVE SELF-INTERESTED REASONS FOR PROVIDING INCORRECT INFORMATION.  MOREOVER, NO ASSURANCE CAN BE GIVEN THAT SUCH INFORMATION OR OPINIONS ARE RELIABLE, AND THEY SHOULD NOT BE TAKEN AS SUCH.